CID Holdco, Inc.
5661 S Cameron St, Suite 100
Las Vegas, Nevada 89118

Via EDGAR

November 5, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Lauren Pierce

Re:	CID HoldCo, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-293031

Dear Ms. Pierce:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CID HoldCo, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-293031), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on January 29, 2026.

The Company has determined not to proceed with the registered public offering at this time as part of a change in its financing plans.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Pursuant to the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission.

U.S. Securities and Exchange Commission

November 5, 2026

If you need any additional information, or if we can be of any further assistance, please contact Penny Minna of DLA Piper LLP (US) at (410) 580-4228.

Sincerely,

/s/ Edmund Nabrotzky
Edmund Nabrotzky
Chief Executive Officer

cc:	Penny Minna, Esq.
DLA Piper LLP (US)